

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 2, 2022

Renhui Mu
Chairman and Chief Executive Officer
Wins Finance Holdings Inc.
1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, Peoples Republic of China

> **Re: Wins Finance Holdings Inc.**
> **Form 20-F for Fiscal Year Ended June 30, 2021**
> **Filed October 29, 2021**
> **File No. 333-204074**

Dear Mr. Mu:

We have reviewed your April 8, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2022 letter.

Form 20-F for Fiscal Year Ended June 30, 2021

General

1.    We note your response to comment 1. Please provide us with the proposed disclosures to be included in your Form 20-F for the fiscal year ended June 30, 2022, specifically addressing each of the legal and operational risks associated with China-based companies as provided in the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021.

Report of Independent Registered Public Accounting Firm, page F-4

2.　　　We note your responses to comments 2 through 4.  We will evaluate the revisions made to your filing in response to these comments once you file your amended 20-F and may have further comments at that time.


　　　You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Ben Phippen, Staff Accountant, at (202) 551-3697 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Finance